UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42470

PicoCELA Inc.

2-34-5 Ningyocho, SANOS Building, Nihonbashi

Chuo-ku, Tokyo 103-0013 Japan

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Convocation and Results of Extraordinary General Meeting of Shareholders of PicoCELA Inc.

In accordance with the rules and regulations of the Companies Act of Japan (the “Companies Act”), PicoCELA Inc. (the “Company”) made public a notice and provided accompanying information, including voting instructions, on its website on April 14, 2026, and sent the same to all holders of its common shares and American Depositary Shares on April 14, 2026, with respect to its extraordinary general meeting (the “Extraordinary General Meeting”), which Extraordinary General Meeting was subsequently held in Tokyo, Japan on April 30, 2026 at 10:00 a.m., Japan Standard Time. The Extraordinary General Meeting was held for the following purposes, which purposes are more fully described in the Notice of Convocation attached hereto as Exhibit 99.1:

Matters to be Resolved:

Proposal 1	Partial Amendment to the Articles of Incorporation

Proposal 2	Issuance of Class A Preferred Shares by Third-Party Allotment

Proposal 3	Election of Two Directors Who Are Not Members of Audit and Supervisory Committee

The notice of convocation furnished in this report as Exhibit 99.1 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section.

A total of 7,711,938 votes, representing approximately 90.16% of the votes as of April 2, 2026, the record date for the Extraordinary General Meeting, were present in person or by proxy at the Extraordinary General Meeting.

At the Extraordinary General Meeting, the shareholders of the Company approved and adopted all proposals as originally proposed, except as follows:

For Proposal 2, (i) the term “Payment Amount” was amended from “US$1.25 per share” to “US$1.25 per share deducting financial advisory fees and other related expenses rendered by a U.S. securities   firm”, and (ii) the term “Payment Period” was amended from “May 1, 2026 to May 15, 2026” to “May 1, 2026 to June 30, 2026.” For Proposal 3, the term “payment period” was amended from “May 1, 2026 to May 15, 2026” to “May 1, 2026 to June 30, 2026.”

All proposed amendments were duly adopted by the shareholders in accordance with the Companies Act.

The results of the votes were as follows:

Proposal	For	Against	Abstain
Proposal 1	7,578,692	132,871	375
Proposal 2	7,574,528	137,000	410
Proposal 3 - Candidate 1)	7,579,079	132,625	234
Proposal 3 - Candidate 2)	7,579,062	132,638	238

A copy of the English translation of the amended articles of incorporation is furnished in this report as Exhibit 3.1.

EXHIBIT INDEX

Exhibit No.	Description
3.1	Amended Articles of Incorporation of the Registrant (English Translation)
99.1	Convocation Notice of the Extraordinary General Meeting of Shareholders, dated April 14, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PicoCELA Inc.

Date: May 12, 2026	By:	/s/ Hiroshi Furukawa
	Name:	Hiroshi Furukawa
	Title:	Chief Executive Officer and Representative Director